Exhibit 99.2

Galapagos NV • H1 Report 2021

Letter from the management

Dear shareholders,

The business of biotech is not like any other. It takes grit, patience, persistence, and a lot of hard work, with the risk of disappointing outcomes of clinical trials, perhaps especially when going for novel targets. We remain excited about the potential of our target discovery platform, our drug development capabilities, and the strength of our teams, but we have to acknowledge that we experienced significant setbacks in recent quarters, and we drew important lessons from them. The discontinuation of the global Phase 3 program with ziritaxestat, announced earlier this year, in particular was a turning point. Halting this late-stage program in idiopathic pulmonary fibrosis (IPF) triggered a process of reassessment of our R&D efforts, and we consequently announced a number of portfolio decisions in our first quarter reporting, along with a significant cost-savings program. While not easy, we are convinced that it is crucial to right-size the organization for the Galapagos that we are today, in order to put us on the strongest footing for the future.

We continue to work hard on building our pipeline, and we recently announced positive topline data with GLPG3667, our proprietary selective TYK2 compound, in psoriasis (Pso). The clinical activity observed at 4 weeks for the high dose of GLPG3667 versus placebo in this Phase 1b trial, combined with the encouraging safety and tolerability profile, warrant further progression of GLPG3667. We currently are running a further dose escalation study in healthy volunteers, and we intend to launch a Phase 2b dose finding study in Pso as well as a Phase 2 study in ulcerative colitis (UC) with GLPG3667 in 2022.

Early Q3, we also announced the read-outs of the first patient studies with SIK2/3 inhibitor GLPG3970, pointing to the potential of SIK inhibition as a novel mode of action in inflammation. While the study in rheumatoid arthritis (RA; LADYBUG) did not give a signal, we observed clinical activity in Pso (CALOSOMA) as well as biologically important effects in ulcerative colitis (UC; SEA TURTLE) on a number of objective endpoints. GLPG3970 was generally safe and well tolerated across the three 6-week long trials. We are keen to draw learnings from our findings, including from additional biomarker data and analyses available later this year, as we work on optimizing the pharmacology of additional SIK compounds in our Toledo portfolio. We plan to bring an additional SIK2/3 molecule into a healthy volunteer Phase 1 study in 2022.

We are also proud of the progress achieved to date with our European commercial launch of filgotinib, under the brand name Jyseleca®. The transition from Gilead to us remains on track to be completed by year-end, and over the first half of 2021, we achieved a number of key milestones in gaining access and reimbursement. We are pleased to announce first sales of filgotinib in 11 countries. We are excited to bring our first commercial product to people suffering from RA, and we are looking forward to regulatory updates on the potential European approval of filgotinib in UC before year-end.

Galapagos NV • H1 Report 2021

On the development side, we announced the start of our first large-scale real-world evidence program, the FILOSOPHY Phase 4 European outcomes study in RA. Earlier this year, we also presented encouraging exploratory data from the DIVERGENCE 2 study with filgotinib in fistulizing Crohn’s disease (CD), corroborating data from the DIVERGENCE 1 study in small bowel CD.

We also announced publication of the Phase 3 SELECTION full results with filgotinib in UC in The Lancet.

We continue to advance our refocused, differentiated portfolio of pipeline assets in our core areas of inflammation, fibrosis and kidney disease, as the below overview shows:

Differentiated pipeline

Class
Asset
Phase 1
Phase 2
Phase 3
Filing
Approval
JAK1
filgotinib
CD
UC
RA
'555
OA
SIK2/3
'3970
Ph2a in SLE; Sjö
SIK3
'4399
SIK2/3
2 PCC
TYK2
'3667
Pso
JAK1/TYK2
'3121
IBD
Chitinase
'4716
IPF
Undisclosed
'4586
SIK2/3
'4605
CFTR
'2737
PCKD
Inflammation
Fibrosis
Kidney disease

Operational overview Q1 2021

We refer to our Q1 2021 report.

Operational overview Q2 2021

In inflammation

●	Gilead submitted the new drug application in Japan for filgotinib for the treatment of UC in patients with an inadequate response to conventional therapies
●	We reported encouraging exploratory data from the DIVERGENCE 2 trial with filgotinib in fistulizing CD
●	We published the SELECTION Phase 3 data (Feagan et al. 2021) in The Lancet
●	We presented 15 abstracts at EULAR (European League Against Rheumatism congress) in 2021, including new safety data analyses of 7 trials from the development program for filgotinib
●	We initiated the FILOSOPHY Phase 4 study with filgotinib in RA

Galapagos NV • H1 Report 2021

Corporate & other

●	All annual general meeting (AGM) proposals were approved by shareholders at the AGM on April 28, 2021
●	We announced an extension of the lock-up period for Gilead’s current shares (currently 25.5%) in Galapagos to 2024
●	We received the second installment of €75 million from Gilead in Q2, following payment of an earlier installment of €35 million in January 2021, included under the revised filgotinib agreement as announced in December 2020
●	We created new subscription right plans, offering all Galapagos employees the opportunity to participate
●	We raised €0.3 million from subscription right exercises
●	We announced the planned departure of Piet Wigerinck, our Chief Scientific Officer, later this year

Recent events

●	We observed activity with TYK2 inhibitor GLPG3667 in Pso, and recently launched a dose escalation study in healthy volunteers
●	We reported on biological activity with SIK2/3 inhibitor GLPG3970 in inflammation

H1 2021 financial result

Details of financial results

Due to the sale of our fee-for-service business (Fidelta) to Selvita on January 4, 2021 for a total consideration of €37.1 million (including customary adjustments for net cash and working capital), the results of Fidelta are presented as “Net income from discontinued operations” in our unaudited condensed consolidated income statement.

Revenues and other income from continuing operations

Our revenues and other income from continuing operations for the first six months of 2021 amounted to €277.2 million, compared to €217.2 million for the first six months of 2020.

Revenues amounted to €253.7 million for the first six months of 2021 compared to €194.4 million for the first six months of 2020, and were higher mainly driven by the increase in revenue recognition of upfront consideration and milestone payments received in the scope of the collaboration with Gilead for filgotinib amounting to €136.1 million for the first six months of 2021 (€75.0 million for the same period last year).

Other income (€23.6 million vs €22.8 million for the same period last year) increased, mainly driven by higher grant income.

Results from continuing operations

We realized a net loss from continuing operations of €77.2 million for the first six months of 2021, compared to a net loss of €169.2 million in the first six months of 2020.

We reported an operating loss amounting to €97.6 million for the first six months of 2021, compared to an operating loss of €134.4 million for the first six months of 2020.

Our R&D expenditure in the first six months of 2021 amounted to €268.8 million, compared to €262.9 million for the first six months of 2020. This increase, primarily related to our filgotinib program and our Toledo program, was compensated by a decrease for ziritaxestat, the OA program with GLPG1972, and the program in atopic dermatitis (AtD) with MOR106. Personnel costs increased due to an increase in headcount compared to the same period last year, and increased costs of our subscription right plans. This last factor, together with increased costs of the commercial launch of filgotinib in Europe, contributed to the increase in our G&A and S&M expenses, which were €106.0 million in the first six months of 2021, compared to €88.7 million in the first six months of 2020.

Galapagos NV • H1 Report 2021

We reported a non-cash fair value gain from the re-measurement of initial warrant B issued to Gilead, amounting to €2.8 million, mainly due to the decreased implied volatility of the Galapagos share price as well as its evolution between December 31, 2020 and June 30, 2021.

Net other financial income in the first six months of 2021 amounted to €17.1 million, compared to net other financial loss of €13.0 million for the first six months of 2020, which was primarily attributable to €33.4 million of currency exchange gain on our cash and cash equivalents and current financial investments in U.S. dollars, to €8.7 million of negative changes in (fair) value of current financial investments and financial assets and to €4.4 million of interest charges. The other financial expenses also contained the effect of discounting our long term deferred income of €4.8 million.

Results from discontinued operations

The net income from discontinued operations for the six months ended June 30, 2021 consisted of the gain on the sale of Fidelta, our fee-for-services business, for €22.2 million.

Group net results

The group realized a net loss for the first six months of 2021 amounting to €55.0 million, compared to a net loss of €165.6 million for the same period in 2020.

Cash position

Current financial investments and cash and cash equivalents totaled €5,006.6 million on June 30, 2021 (€5,169.3 million on December 31, 2020, including the cash and cash equivalents included in the assets classified as held for sale).

Total net decrease in current financial investments and cash and cash equivalents amounted to €162.7 million in the first six months of 2021, compared to a net decrease of €214.3 million during the first six months of 2020. This net decrease was composed of (i) €223.2 million of operational cash burn1, offset by (ii) €2.6 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first six months of 2021, and (iii) €5.8 million of negative changes in (fair) value of current financial investments and €35.0 million of mainly positive exchange rate differences, (iv) €28.7 million cash in from the disposal of Fidelta, net of cash disposed.

Finally, our balance sheet as at June 30, 2021 held a receivable from the French government (Crédit d’Impôt Recherche2), and a receivable from the Belgian Government for R&D incentives for a total of €142.7 million.

Outlook 2021

Following the strategic exercise announced at Q1, we are focused on developing our resized pipeline and implementing our savings program, while executing on the successful commercial launch of Jyseleca and diligently evaluating business development opportunities.

In 2021, we expect the European regulatory assessment of filgotinib for the treatment of UC and anticipate both an opinion from CHMP and a decision from the European Commission later this year. We also expect additional reimbursement decisions for filgotinib in RA across a number of European countries. We are on track to complete the transition from our collaboration partner Gilead to us of the full European commercial operations for filgotinib by year-end, and we anticipate reporting on our own European sales of filgotinib starting in the second half of the year.

Completion of the recruitment in the global DIVERSITY Phase 3 trial with filgotinib in CD by our collaboration partner Gilead is also expected later this year.

With regard to our SIK portfolio, we are advancing our SIK3 inhibitor GLPG4399 in healthy volunteers this year, and we aim to advance a SIK2/3 preclinical candidate into the clinic in 2022.

Following the positive topline data from our TYK2 inhibitor, GLPG3667, we currently are running an extended dose escalation study in healthy volunteers, and we are preparing for a Phase 2b trial in Pso and a Phase 2 trial in UC next year.

Galapagos NV • H1 Report 2021

In our other programs, by year-end we intend to finalize recruitment into the GLPG2737 Phase 2a trial in polycystic kidney disease.

Following the previously announced review of our plans for 2021, we reiterate our guidance for full year 2021 operational cash burn of €580 to €620 million.

We want to express our gratitude for your support and your patience, as we are working hard to rebuild the confidence in Galapagos.

Onno van de Stolpe

CEO

Bart Filius
President & COO

1  We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

2  Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

Galapagos NV • H1 Report 2021

COVID-19 impact

During the COVID-19 pandemic, we continue to innovate to accommodate for the current situation and minimize the impact to operations. We closely follow local governmental measures and apply these as appropriate within our organization, guided and supported by our dedicated COVID-19 task force teams. All local and global task force teams meet regularly and make recommendations directly to the COO.

We report the following impacts:

●	Staff
We continue to follow the strict measures put in place to help prevent the spread of the virus and protect the health of our staff. We rolled out our global and site-specific business continuity plans and took appropriate recommended precautions.

During lock-down periods, we arranged for essential tasks to be carried out within our facilities. Consequently, the majority of our Research staff continue working from the offices/labs, with periodic exceptions for local lockdowns during which no staff is allowed to come into the facilities. For those employees coming to the office, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times in order to minimize risk of exposure.

As the global pandemic continues into 2021, we aim to maintain our strict measures and protocols to ensure safety and good health of our employees. Strictly following the local governmental measures, we start to welcome back our employees on site.

●	Research portfolio
By prioritizing the most advanced projects very early on, and increasing the flexibility of our staff in the labs within projects, we sustain our research progress, and continue our early drug research and the implementation of new modalities for target or drug discovery.

So far, we note no material impact of the COVID-19 pandemic on our research portfolio.
●Development portfolio
We have a business continuity plan for our clinical development programs. We closely monitor each program in the context of the current global and local situation of the pandemic and the associated specific regulatory, institutional, and government guidance and policies related to COVID-19. Within the boundaries of these guidances and policies, and in consultation with our CROs and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures continue to be implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, among others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 on the study where necessary and facilitate the interpretation and reporting of results.

Following the global increase of COVID-19 testing and vaccinations, we issued an internal guidance on the impact of testing and vaccinations on clinical trials.
●Filgotinib filing process UC
As of publication of this H1 report, our collaboration partner Gilead has not been informed by regulatory agencies of approval timeline delays related to the pandemic.

Galapagos NV • H1 Report 2021

●Manufacturing and supply chain
To date, there has been no COVID-19 impact to the commercial supply of filgotinib. Gilead also confirmed that all sites involved in the manufacturing of filgotinib are established sites that currently manufacture other Gilead marketed products and are in good standing with the FDA and are GMP certified. Under the revised agreement with Gilead for filgotinib in Europe, Galapagos plans to become the marketing authorization holder of filgotinib in Europe by year-end 2021, and then become responsible for manufacturing. We will work with the same manufacturing sites as Gilead except for secondary packaging and labelling for which a new vendor has been selected.
●Commercial organization
The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on our commercial operations due to travel restrictions, nor has there been an impact of COVID-19 on our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the risk of future volatility in reimbursement procedures and potentially reducing the number of new therapy options initiated by healthcare providers.

Galapagos NV • H1 Report 2021

At a glance

Key figures (IFRS) Galapagos group (unaudited)

(Euro in thousands, if not stated otherwise)
INCOME STATEMENT (*)	Second quarter of 2021	Second quarter of 2020	Six months ended June 30, 2021	Six months ended June 30, 2020	Full year 2020
Revenues	139,772	99,587	253,664	194,404	478,053
Other income	13,298	14,059	23,564	22,802	52,207
R&D expenditure	(138,866)	(147,448)	(268,826)	(262,901)	(523,667)
S, G&A expenses	(60,954)	(54,371)	(105,950)	(88,696)	(185,225)
Operating expenses	(199,820)	(201,819)	(374,776)	(351,597)	(708,892)
Operating loss	(46,750)	(88,173)	(97,548)	(134,391)	(178,632)
Net financial results	(18,209)	(28,439)	19,916	(34,144)	(131,143)
Taxes	630	(373)	473	(709)	(1,226)
Net loss from continuing operations	(64,329)	(116,986)	(77,159)	(169,244)	(311,001)
Net income from discontinued operations, net of tax	-	1,944	22,191	3,601	5,565
Net loss	(64,329)	(115,042)	(54,968)	(165,643)	(305,436)

BALANCE SHEET
Cash and cash equivalents	2,642,639	2,384,220	2,642,639	2,384,220	2,135,187
Current financial investments	2,363,969	3,182,276	2,363,969	3,182,276	3,026,278
R&D incentives receivables	142,745	116,629	142,745	116,629	135,728
Assets	5,430,617	5,851,564	5,430,617	5,851,564	5,717,731
Shareholders' equity	2,663,473	2,773,263	2,663,473	2,773,263	2,670,355
Deferred income	2,565,292	2,823,833	2,565,292	2,823,833	2,809,133
Other liabilities	201,852	254,468	201,852	254,468	238,242

CASH FLOW
Operational cash burn (**)	(95,527)	(147,088)	(223,196)	(230,486)	(517,404)
Cash flow used in operating activities	(81,922)	(140,955)	(203,131)	(209,829)	(427,336)
Cash flow generated from/used in (-) investing activities	182,194	(216,836)	682,053	712,804	757,288
Cash flow generated from/used in (-) financing activities	(1,952)	16,316	(1,474)	20,246	22,040
Increase/decrease(-) in cash and cash equivalents	98,319	(341,474)	477,448	523,222	351,994
Effect of currency exchange rate fluctuation on cash and cash equivalents	(9,629)	(17,878)	22,121	(617)	(70,539)
Cash and cash equivalents at the end of the period	2,642,639	2,384,220	2,642,639	2,384,220	2,143,071
			-
Cash and cash equivalents from continuing operations	2,642,639	2,384,220	2,642,639	2,384,220	2,135,187
Cash and cash equivalents classified as assets held for sale	-	-	-	-	7,884
Current financial investments at the end of the period	2,363,969	3,182,276	2,363,969	3,182,276	3,026,278
Total current financial investments and cash and cash equivalents at the end of the period	5,006,608	5,566,496	5,006,608	5,566,496	5,169,349

FINANCIAL RATIOS
Number of shares issued at the end of the period	65,522,521	65,254,562	65,522,521	65,254,562	65,411,767
Basic & diluted loss per share (in Euro)	(0.98)	(1.77)	(0.84)	(2.55)	(4.69)
Share price at the end of the period (in Euro)	58.48	175.05	58.48	175.05	80.48
Total group employees at the end of the period (number)(***)	1,397	1,280	1,397	1,280	1,489

(*) The comparatives of June 30, 2020 and the second quarter of 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020.

(*)We refer to the note on our cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

(***) The number of employees on December 31, 2020 and on June 30, 2020 included respectively 185 and 168 employees of Fidelta, which has been sold to Selvita on January 4, 2021.

Galapagos NV • H1 Report 2021

Employees per site as of 30 June 2021
(total: 1,397 employees)

71
United Kingdom
163
The Netherlands
71
Germany
635
Belgium
267
France
12
United States
54
Spain
58
Italy
66
Switzerland

Galapagos NV • H1 Report 2021

Risk factors

We refer to the description of risk factors in the 2020 annual report, pp. 51-61, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 8-48. In summary, the principal risks and uncertainties faced by us relate to: commercialization, product development and regulatory approval; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of epidemics such as COVID-19); and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2020 annual report, pp. 193-196, which remains valid.

The Galapagos share

Performance of the Galapagos share on Euronext and Nasdaq

120
100
80
60
40
01.01.2021
01.04.2021
01.07.2021
GLPG.AM (in EUR)
GLPG.US (in USD)

Galapagos NV • H1 Report 2021

Related party transactions
We refer to the statements included under the heading “Related party transactions” in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2021” part of this report.

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non- consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

With the exception of filgotinib’s approval for the treatment of rheumatoid arthritis by the European Commission, Great Britain’s Medicines and Healthcare Products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

Listings

Euronext Amsterdam and Brussels: GLPG

NASDAQ: GLPG

Galapagos NV • H1 Report 2021

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information provided in the section captioned “Outlook 2021”, guidance from management regarding the expected operational use of cash during financial year 2021, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments by Gilead, Galapagos’ strategic R&D ambitions, including progress on our fibrosis portfolio and our Toledo platform, and potential changes of such ambitions, statements regarding the strategic re-evaluation, our statements and expectations regarding commercial sales of filgotinib, statements regarding the global R&D collaboration with Gilead and regarding the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in rheumatoid arthritis, ulcerative colitis and Crohn’s disease, (ii) with GLPG4716 in IPF, (iii) with GLPG3970 in ulcerative colitis, rheumatoid arthritis, psoriatic arthritis, systemic lupus erythematosus and primary Sjögren’s syndrome, (iv) with GLPG0555 in osteoarthritis, (v) with GLPG4399 and GLPG4876 in inflammation, (vi) with GLPG3667 in psoriasis, (vii) with GLPG2737 in PCKD, (viii) with GLPG3121 in IBD, and (ix) with GLPG4586 and GLPG4605 in fibrosis, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or any other indication, including the UC and IBD indications for filgotinib in Europe, Great Britain, Japan, and the U.S., such additional regulatory authorities requiring additional studies, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization and commercial sales for filgotinib, the expected impact of COVID-19, and our strategy, business plans and focus. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2021 revenues and financial results and our 2021 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, psoriatic arthritis, ankylosing spondylitis, idiopathic pulmonary fibrosis, systemic sclerosis, osteoarthritis, other inflammatory indications and kidney diseases may not support registration or further development of our product candidates due to safety, efficacy or other reasons), our reliance on collaborations with third parties (including our collaboration partner, Gilead), estimations regarding our filgotinib development program and the commercial potential of our product candidates and Galapagos’ expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, and the uncertainties relating to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filing and reports, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos NV • H1 Report 2021

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated statements of income and comprehensive income/loss (-)

(unaudited)

Consolidated income statement

	Second quarter of		Six months ended June 30,
	2021	2020 (*)	2021	2020 (*)

	(Euro, in thousands, except per share data)		(Euro, in thousands, except per share data)
Revenues	€139,772	€99,587	€253,664	€194,404
Other income	13,298	14,059	23,564	22,802
Total revenues and other income	153,070	113,646	277,228	217,206

Research and development expenditure	(138,866)	(147,448)	(268,826)	(262,901)
Sales and marketing expenses	(14,518)	(17,086)	(29,092)	(26,922)
General and administrative expenses	(46,436)	(37,285)	(76,858)	(61,774)
Total operating expenses	(199,820)	(201,819)	(374,776)	(351,597)

Operating loss	(46,750)	(88,173)	(97,548)	(134,391)

Fair value re-measurement of warrants	858	(589)	2,828	(21,118)
Other financial income	(10,927)	(25,468)	36,573	14,214
Other financial expenses	(8,140)	(2,382)	(19,485)	(27,240)

Loss before tax	(64,959)	(116,613)	(77,632)	(168,535)

Income taxes	630	(373)	473	(709)

Net loss from continuing operations	(64,329)	(116,986)	(77,159)	(169,244)

Net income from discontinued operations, net of tax	—	1,944	22,191	3,601

Net loss	€(64,329)	€(115,042)	€(54,968)	€(165,643)
Net loss attributable to:
Owners of the parent	€(64,329)	€(115,042)	€(54,968)	€(165,643)
Basic and diluted loss per share	€(0.98)	€(1.77)	€(0.84)	€(2.55)
Basic and diluted loss per share from continuing operations	€(0.98)	€(1.80)	€(1.18)	€(2.61)

(*) The comparatives of June 30, 2020 and the second quarter of 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020.

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2021

Consolidated statement of comprehensive income / loss (-)

	Second quarter of		Six months ended June 30,
	2021	2020 (*)	2021	2020 (*)

	(Euro, in thousands)		(Euro, in thousands)

Net loss	€(64,329)	€(115,042)	€(54,968)	€(165,643)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(95)	(63)	203	338

Realization of translation differences upon sale of foreign operations	—	—	731	—
Other comprehensive income/loss (-), net of income tax	(95)	(63)	934	338

Total comprehensive loss attributable to:
Owners of the parent	€(64,424)	€(115,105)	€(54,034)	€(165,305)

Total comprehensive loss attributable to owners of the parent arises from:
Continuing operations	(64,424)	(117,154)	(76,956)	(168,662)
Discontinued operations	—	2,049	22,922	3,357
Total comprehensive loss	€(64,424)	€(115,105)	€(54,034)	€(165,305)

(*) The comparatives of June 30, 2020 and the second quarter of 2020 have been restated to consider the impact of classifying the Fidelta business as discontinued operations in 2020.

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2021

Consolidated statement of financial position

(unaudited)

	June 30,	December 31,
	2021	2020

	(Euro, in thousands)
Assets
Intangible assets	€63,072	€67,565
Property, plant and equipment	111,900	103,378
Deferred tax assets	4,451	4,475
Non-current trade receivables	—	50,000
Non-current R&D incentives receivables	117,278	111,624
Other non-current assets	4,422	11,343
Non-current assets	301,123	348,384

Trade and other receivables	88,133	148,418
Current R&D incentives receivables	25,467	24,104
Current financial investments	2,363,969	3,026,278
Cash and cash equivalents	2,642,639	2,135,187
Other current assets	9,286	11,953
Current assets from continuing operations	5,129,494	5,345,941

Assets classified as held for sale	—	23,406

Total current assets	5,129,494	5,369,347

Total assets	€5,430,617	€5,717,731

Equity and liabilities

Share capital	€291,912	€291,312
Share premium account	2,729,824	2,727,840
Other reserves	(10,768)	(10,907)
Translation differences	(2,394)	(3,189)
Accumulated losses	(345,101)	(334,701)
Total equity	2,663,473	2,670,355

Retirement benefit liabilities	15,031	14,996
Non-current lease liabilities	21,429	23,035
Other non-current liabilities	6,478	8,096
Non-current deferred income	2,147,222	2,365,974
Non-current liabilities	2,190,160	2,412,101

Current lease liabilities	6,480	6,401
Trade and other liabilities	151,721	172,386
Current tax payable	377	1,248
Current financial instruments	336	3,164
Current deferred income	418,071	443,159
Current liabilities from continuing operations	576,985	626,357

Liabilities directly associated with assets classified as held for sale	—	8,917

Total current liabilities	576,985	635,274

Total liabilities	2,767,144	3,047,375
Total equity and liabilities	€5,430,617	€5,717,731

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2021

Consolidated cash flow statement

(unaudited)

	Six months ended June 30,
	2021	2020

	(Euro, in thousands)

Net loss of the period	€(54,968)	€(165,643)

Adjustment for non-cash transactions	50,310	87,724
Adjustment for items to disclose separately under operating cash flow	2,518	(1,810)
Adjustment for items to disclose under investing and financing cash flows	(28,843)	(2,363)
Change in working capital other than deferred income	81,359	55,299
Decrease in deferred income	(248,610)	(185,537)

Cash used in operations	(198,234)	(212,329)

Interest paid	(5,862)	(1,406)
Interest received	1,237	5,182
Corporate taxes paid	(272)	(1,276)

Net cash flows used in operating activities	(203,131)	(209,829)

Purchase of property, plant and equipment	(19,414)	(9,207)
Purchase of intangible fixed assets	(647)	(15,673)
Proceeds from disposal of property, plant and equipment	—	4
Purchase of current financial investments	(703,841)	(2,968,597)
Interest received related to current financial investments	8	3,296
Sale of current financial investments	1,373,206	3,699,036
Cash in from disposal of subsidiaries, net of cash disposed of	28,696	—
Acquisition of financial assets	—	(2,681)
Proceeds from sale of financial assets held at fair value through profit or loss	4,045	6,626

Net cash flows generated from investing activities	682,053	712,804

Payment of lease liabilities	(4,057)	(3,023)
Proceeds from capital and share premium increases from exercise of subscription rights	2,583	23,268

Net cash flows generated from/used in (-) financing activities	(1,474)	20,246

Increase in cash and cash equivalents	477,448	523,222

Cash and cash equivalents at beginning of the period	2,143,071	1,861,616

Increase in cash and cash equivalents	477,448	523,222

Effect of exchange rate differences on cash and cash equivalents	22,121	(617)

Cash and cash equivalents at end of the period	€2,642,639	€2,384,220

The accompanying notes form an integral part of these condensed consolidated financial statements.

	June 30,
	2021	2020

	(Euro, in thousands)
Current financial investments	€2,363,969	€3,182,276
Cash and cash equivalents	2,642,639	2,384,220
Current financial investments and cash and cash equivalents	€5,006,608	€5,566,496

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2021

Consolidated statements of changes in equity

(unaudited)

	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total

	(Euro, in thousands)
On January 1, 2020	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658
Net loss					(165,643)	(165,643)
Other comprehensive income/loss (-)			396	(58)		338
Total comprehensive income / loss (-)	—	—	396	(58)	(165,643)	(165,305)
Share-based compensation					39,641	39,641
Exercise of subscription rights	3,180	20,089				23,269
On June 30, 2020	€290,462	€2,723,671	€(746)	€(4,900)	€(235,224)	€2,773,263

On January 1, 2021	€291,312	€2,727,840	€(3,189)	€(10,907)	€(334,701)	€2,670,355
Net loss					(54,968)	(54,968)
Other comprehensive income			795	139		934
Total comprehensive income / loss (-)	—	—	795	139	(54,968)	(54,034)
Share-based compensation					44,568	44,568
Exercise of subscription rights	599	1,984				2,583
On June 30, 2021	€291,912	€2,729,824	€(2,394)	€(10,768)	€(345,101)	€2,663,473

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2021

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE FIRST SIX MONTHS OF 2021

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our annual report 2020.

Impact of COVID-19 on the financial statements

To date we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of December 31, 2020.

New standards and interpretations applicable for the annual period beginning on January 1, 2021 did not have any impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

Galapagos NV • H1 Report 2021

DETAILS OF THE UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

Revenues and other income

Revenues

The following table summarizes our revenues for the six months ended June 30, 2021 and 2020.

			Six months ended June 30,
	Over time	Point in time	2021	2020

			(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees			€232,441	€180,711
Gilead collaboration agreement for filgotinib	Ö		116,744	67,992
Gilead collaboration agreement for drug discovery platform	Ö		115,697	112,719
Milestone payments			19,369	6,996
Gilead collaboration agreement for filgotinib	Ö		19,369	6,996
Reimbursement income			—	6,628
Novartis collaboration agreement for MOR106	Ö		—	6,659
AbbVie collaboration agreement for CF	Ö		—	(31)
Other revenues			43	69
Other revenues		Ö	43	69
Commercial revenues			1,810	—
Sale of goods		Ö	456	—
Royalties		Ö	1,350	—
Other commercial revenues		Ö	4	—
Total revenues			€253,664	€194,404

Revenues (€253.7 million for the first six months of 2021 compared to €194.4 million for the first six months of 2020) were higher mainly driven by the increase in revenue recognition of upfront consideration and milestone payments received in the scope of the collaboration with Gilead for filgotinib amounting to €136.1 million for the first six months of 2021 (€75.0 million for the same period last year). The increased cost share and the additional upfront consideration as a consequence of the renegotiated arrangement between Gilead and Galapagos in December 2020, as well as the milestones for the approval of filgotinib in Europe and Japan achieved in the third quarter of 2020, all contributed to this increase in revenues.

The rollforward of the outstanding balance of the current and non-current deferred income between January 1, 2021 and June 30, 2021 can be summarized as follows:

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Other deferred income (grants)
	(Euro, in thousands)

On January 1, 2021	€2,809,133	€818,654	€1,990,412	€67

Significant financing component (2)	4,770	4,770

Revenue recognition of upfront	(232,441)	(116,744)	(115,697)
Revenue recognition of milestones	(19,369)	(19,369)

Other movements	3,204			3,204

On June 30, 2021	€2,565,292	€687,310	€1,874,714	€3,270

(1)	The outstanding balance at January 1, 2021 and June 30, 2021 comprise the issuance liability for subsequent warrant B and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

Galapagos NV • H1 Report 2021

Other income

Other income (€23.6 million for the first six months of 2021, compared to €22.8 million for the first six months of 2020) increased by €0.8 million, mainly driven by higher grant income.

Results from continuing operations

We realized a net loss from continuing operations of €77.2 million for the first six months of 2021, compared to a net loss of €169.2 million in the first six months of 2020.

We reported an operating loss amounting to €97.6 million for the first six months of 2021, compared to an operating loss of €134.4 million for the same period last year.

Our R&D expenditure in the first six months of 2021 amounted to €268.8 million, compared to €262.9 million in the first six months of 2020. This increase, primarily related to our filgotinib program and our Toledo program, was compensated by a decrease for ziritaxestat, the OA program with GLPG1972, and the AtD program with MOR106. Personnel costs increased by €11.7 million from €82.5 million in the first six months of 2020 to €94.2 million in the first six months of 2021. This increase is due to an increase in headcount compared to the same period last year, and increased costs of our subscription right plans.

The table below summarizes our R&D expenditure for the six months ended June 30, 2021 and 2020, broken down by program.

	Six months ended June 30,
	2021	2020

	(Euro, in thousands)
Filgotinib program	€(87,840)	€(65,541)
Ziritaxestat program	(19,418)	(29,790)
OA program with GLPG1972	(1,241)	(12,499)
Toledo program	(52,235)	(37,557)
AtD program with MOR106	(52)	(9,518)
Other programs	(108,040)	(107,997)
Total R&D expenditure	€(268,826)	€(262,901)

Our G&A and S&M expenses were €106.0 million in the first six months of 2021, compared to €88.7 million in the first six months of 2020. This increase mainly resulted from higher personnel costs for €15.3 million (€64.4 million in the first six months of 2021 compared to €49.1 million in the same period last year). This increase was due to a planned headcount increase following the commercial launch of filgotinib in Europe as well as higher costs of subscription right plans.

In the first six months of 2021 we reported a non-cash fair value gain from the re-measurement of initial warrant B issued to Gilead, amounting to €2.8 million, mainly due to the decreased implied volatility of the Galapagos share price as well as its evolution between December 31, 2020 and June 30, 2021.

Net other financial income in the first six months of 2021 amounted to €17.1 million, (as compared to net other financial loss of €13.0 million in the same period last year), which was primarily attributable to €33.4 million of currency exchange gains on our cash and cash equivalents and current financial investments in U.S dollars (as compared to €5.5 million currency exchange gains in the first six months of 2020) and €5.8 million negative changes in (fair) value of current financial investments (€12.5 million in the same period last year). The other financial expenses also contained the effect of discounting our long term deferred income of €4.8 million (€8.7 million in the same period last year) as well as the fair value loss of financial assets held at fair value through profit or loss of €2.9 million (€0.4 million in the same period last year).

Cash position

Cash and cash equivalents and current financial investments totaled €5,006.6 million on June 30, 2021 (€5,169.3 million on December 31, 2020, including the cash and cash equivalents included in the assets classified as held for sale).

Galapagos NV • H1 Report 2021

A net decrease of €162.7 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2021, compared to a net decrease of €214.3 million during the first six months of 2020. This net decrease was composed of (i) €223.2 million of operational cash burn, (ii) offset by €2.6 million of cash proceeds from capital and share premium increases from exercise of subscription rights in the first six months of 2021, (iii) €5.8 million of negative changes in (fair) value of current financial investments and €35.0 million of mainly positive exchange rate differences, and (iv) €28.7 million cash in from disposal of subsidiaries, net of cash disposed of.

The operational cash burn (or operational cash flow if this performance measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/ cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i.the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated from/ used in (–) investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

The following table represents a reconciliation of the operational cash burn:

	Six months ended June 30,
	2021	2020

	(Euro, in thousands)
Increase in cash and cash equivalents (excluding effect of exchange differences)	€477,448	€523,222
Minus:
Net proceeds from capital and share premium increases	(2,583)	(23,268)
Net sale of current financial investments	(669,365)	(730,439)
Cash in from disposal of subsidiaries, net of cash disposed of	(28,696)	—
Total operational cash burn	(223,196)	€(230,486)

Cash and cash equivalents and current financial investments comprised cash at banks, short-term bank deposits, treasury bills and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €1,411.7 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three months notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and term deposits. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

Cash invested in highly liquid money market funds represented €1,060.3 million (€1,571.9 million on December 31, 2020) and are presented as current financial investments on June 30, 2021. The current financial investments also include treasury bills, amounting to €1,303.7 million on June 30, 2021 (€1,454.4 million on December 31, 2020). Our portfolio of treasury bills contains only AAA rated paper, issued by Germany and The Netherlands. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value.

Galapagos NV • H1 Report 2021

	June 30,	December 31,
	2021	2020

	(Euro, in thousands)
Cash at banks	€1,230,956	€1,239,993
Term deposits	1,411,683	895,194
Total cash and cash equivalents from continuing operations	2,642,639	2,135,187
Cash and cash equivalents included in assets classified as held for sale	—	7,884
Total cash and cash equivalents	€2,642,639	€2,143,071

On June 30, 2021, our cash and cash equivalents and current financial investments included $973.3 million held in U.S. dollars ($1,418.9 million on December 31, 2020) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (-)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €81.9 million.

Finally, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche), to be received in four yearly tranches, and R&D incentives receivables from the Belgian Government, for a total of €142.7 million as at June 30, 2021.

Capital increase

On June 30, 2021, Galapagos NV’s share capital was represented by 65,522,521 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended June 30, 2021.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2021	65,411,767	€291,312	€2,727,840	€3,019,153

March 19, 2021 : exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48

June 7, 2021 : exercise of subscription rights	10,940	59	266	325	29.73	61.78

On June 30, 2021	65,522,521	€291,912	€2,729,824	€3,021,736

Galapagos NV • H1 Report 2021

Note the cash flow statement

	Six months ended June 30,
	2021	2020

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciations, amortizations and impairment	€20,996	€9,008
Share-based compensation expenses	44,568	39,641
Increase in retirement benefit liabilities and provisions	190	174
Unrealized exchange results and non-cash other financial expenses	(26,537)	(4,015)
Discounting effect of deferred income	4,770	8,728
Fair value re-measurement of warrants	(2,828)	21,118
Net change in (fair) value of current financial investments	5,833	12,484
Fair value adjustment financial assets held at fair value through profit or loss	2,913	354
Other non-cash costs	405	233
Total adjustment for non-cash transactions	50,310	87,724

Adjustment for items to disclose separately under operating cash flow
Interest expense	4,425	2,602
Interest income	(1,434)	(5,121)
Tax income (-)/tax expense	(473)	709
Total adjustment for items to disclose separately under operating cash flow	2,518	(1,810)

Adjustment for items to disclose under investing and financing cash flows
Gain on sale of subsidiaries	(22,191)	—
Loss on sale of fixed assets	1	83
Realized exchange gain on sale of current financial investments	(6,645)	—
Interest income related to current financial investments	(8)	(2,447)
Total adjustment for items to disclose under investing and financing cash flows	(28,843)	(2,363)

Change in working capital other than deferred income
Increase in inventories	(1,419)	(47)
Decrease in receivables	107,041	19,056
Increase/decrease (-) in payables	(24,263)	36,290
Total change in working capital other than deferred income	€81,359	€55,299

gg

Galapagos NV • H1 Report 2021

Discontinued operations

The following disclosure illustrates the result of our discontinued operations, related to the sale of our fee-for-service business (Fidelta) to Selvita on January 4, 2021.

1.	Disposal of subsidiaries (discontinued operations)
1.1	Consideration received

(Euro, in thousands)
Consideration received in cash and cash equivalents	€37,080
Total consideration received	€37,080

1.2	Analysis of assets and liabilities over which control was lost

January 4, 2021

(Euro, in thousands)
Intangible assets	€21
Property, plant and equipment	10,050
Other non-current assets	160
Trade and other receivables	4,428
Cash and cash equivalents	7,884
Other current assets	863
Total assets	23,406

Non-current lease liabilities	4,115
Other non-current liabilities	70
Trade and other liabilities	4,479
Current lease liabilities	727
Income tax payable	356
Total liabilities	9,747

Net assets disposed of	€13,658

1.3	Gain on disposal of subsidiaries

(Euro, in thousands)
Consideration received	€37,080
Net assets disposed of	(13,658)
Effect of cumulative translation adjustments reclassified from equity on loss of control	(731)
Costs associated to the sale	(500)
Gain on disposal	€22,191

Galapagos NV • H1 Report 2021

1.4	Net cash inflow on disposal of subsidiaries

(Euro, in thousands)
Consideration received in cash and cash equivalents	€37,080
Less: cash and cash equivalents balances disposed of	(7,884)
Total consideration received, net of cash disposed of	29,196
Costs associated to the sale	(500)
Cash in from disposal of subsidiaries, net of cash disposed of	€28,696

2.	Result from discontinued operations

	Six months ended June 30,
	2021	2020

	(Euro, in thousands, except share and per share data)
Revenues	€—	€7,369
Other income	—	—
Total revenues and other income	—	7,369

Gain on disposal of subsidiaries	22,191	—

Research and development expenditure	—	(2,976)
Sales and marketing expenses	—	—
General and administrative expenses	—	(801)
Total operating expenses	—	(3,777)

Operating income	22,191	3,592

Other financial income	—	74
Other financial expenses	—	(65)

Income before tax	22,191	3,601

Income taxes	—	—

Net income	€22,191	€3,601

Basic income per share	€0.34	€0.06
Diluted income per share	€0.34	€0.05
Weighted average number of shares - Basic (in '000 shares)	65,470	64,834
Weighted average number of shares - Diluted (in '000 shares)	66,109	68,151

3.	Cash flows from discontinued operations

	Six months ended June 30,
	2021	2020

	(Euro, in thousands)
Net cash flows generated from operating activities	€—	€3,031
Net cash flows generated from/used in (-) investing activities	28,696	(953)
Net cash flows used in financing activities	—	(352)
Net cash flows from discontinued operations	€28,696	€1,726

Galapagos NV • H1 Report 2021

Contingencies and commitments

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On June 30, 2021 we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	(Euro, in thousands)
Purchase commitments	€251,814	€200,620	€39,972	€10,861	€361

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €407.9 million at June 30, 2021 for which we have direct purchase commitments of €19.4 million at June 30, 2021 reflected in the table above.

Contingent liabilities and assets

We refer to our annual report 2020 for a description of our contingent liabilities and assets.

Related party transactions

On April 30, 2021, the members of the management board were offered new subscription rights under Subscription Right Plan 2021 BE, subject to acceptance. A first portion of the number of accepted subscription rights under Subscription Right Plan 2021 BE and the final number of accepted subscription rights under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW were enacted by notary deed on July 2, 2021. For four members of the management board, the suspensive condition of acceptance is still outstanding. The subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €64.76 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries under Subscription Right plan 2021 BE the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights are not transferable and can in principle not be exercised prior to January 1, 2025. Subscription rights granted under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest in instalments: with 25% of each grant being exercisable as of January 1, 2023, 25% as of January 1, 2024 and 50% (the remainder) as of January 1, 2025.

On May 5, 2021, the members of the management board were offered new restricted stock units (‘RSUs’), subject to acceptance. The RSUs are offered for no consideration. Four members of the management board accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The RSU grant will vest in full three years after the offer date. For the members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares. The RSUs are not transferable.

Galapagos NV • H1 Report 2021

The table below sets forth the number of subscription rights offered under Subscription Right Plan 2021 BE and the total number of RSUs accepted by each member of the management board during the first six months of 2021:

Name	Title	Number of 2021 subscription rights offered	Number of 2021 RSUs accepted
Onno van de Stolpe	Chief Executive Officer	85,000	2,111
Bart Filius	President & Chief Operating Officer	50,000	1,011
Walid Abi-Saab	Chief Medical Officer	40,000	835
Piet Wigerinck	Chief Scientific Officer	40,000	-
Andre Hoekema	Chief Business Officer	30,000	-
Michele Manto	Chief Commercial Officer	30,000	835

We note that Dr. Rajesh Parekh and Ms. Katrine Bosley were re-appointed as members of the supervisory board by the shareholders’ meeting of April 28, 2021 for a period of four years and for a period of one year respectively. Ms. Katrine Bosley is an independent supervisory board member within the meaning of article 7:87 of the Belgian Companies Code and article 3.5 of the Belgian Corporate Governance Code 2020.

During the first six months of 2021, there were no changes to related party transactions disclosed in the 2020 annual report that potentially had a material impact on the financials of the first six months of 2021.

Events after the end of the reporting period

There were no adjusting events nor material non-adjusting events to be reported.

Galapagos NV • H1 Report 2021

GLOSSARY OF TERMS

Glossary of terms, to be read only in conjunction with this H1 Report 2021.

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

Adenovirus

A common virus that causes cold-like symptoms and is used as a research tool for the lab in the discovery of new drugs

ADPKD

Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Anti-TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Assays

Laboratory tests to determine characteristics

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a

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biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CALOSOMA

Phase 1 program with GLPG3970 in psoriasis

Cash position

Current financial investments and cash and cash equivalents

CDAI

Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor

CHIT1/AMCase

Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

Chitinase

Chitinase is an enzyme that degrades chitin, involved in the human innate immunity. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Clinical Proof of Concept (PoC)

Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

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Complete Response Letter (CRL)

A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

Corticosteroids

Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation

Crohn's disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

DDI study

Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug

Deep venous thrombosis (DVT)

The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Degradation

The process by which proteins are lost through the use of drugs such as PROTACs or small molecules

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Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERGENCE

Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DMARDs

Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Fast Track

A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

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Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA in Europa and Japan. Application for approval for ulcerative colitis was filed in Europe and Japan. Filgotinib is partnered with Gilead. Filgotinib currently is in Phase 3 trials in CD, and in a Phase 4 trial in RA

FILOSOPHY

Phase 4 program evaluating filgotinib in RA

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

G&A expenses

General & administrative expenses

Genome

An organism's complete set of genetic information needed to build that organism and allow it to grow and develop

GLIDER

Phase 2 Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in Sjögren's syndrome

GLPG0555

A JAK1 inhibitor currently in Phase 1b in osteoarthritis

GLPG0634

Molecule number currently known as filgotinib and Jyseleca

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GLPG1690

Molecule currently known as ziritaxestat. All development with ziritaxestat was discontinued in February 2021

GLPG2737

A compound currently in Phase 2 in PKCD. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

GLPG3121

A compound currently in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD)

GLPG3667

A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021

GLPG3970

A SIK2/3 inhibitor currently in multiple Phase 2 Proof of Concept studies. Topline results from the studies in UC, psoriasis and RA reported in July 2021

GLPG4399

A SIK3 inhibitor currently in Phase 1 directed toward inflammation

GLPG4586

A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor

GLPG4605

A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis

GLPG4716

A chitinase inhibitor inlicensed from OncoArendi in preparation for Phase 2 in IPF

GLPG4876

A SIK2/3 inhibitor in the preclinical phase, currently directed toward inflammation. This molecule was selected for acceleration in 2021

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histology

Study of the microscopic structures of tissues

Histopathology

Microscopic examination of tissues for manifestations of a disease

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

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In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

Jyseleca®

Jyseleca® is the brand name for filgotinib

LADYBUG

Phase 2 program with GLPG3970 in rheumatoid arthritis

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte

Type of white blood cell that is part of the immune system

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MACE

Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANGROVE

Phase 2 program with GLPG2737 in polycystic kidney disease

MANTA

A Phase 2 semen analysis trial with filgotinib in male patients with CD or UC

MANTA-RAy

Phase 2 semen analysis trial with filgotinib in male patients with RA, PsA, or AS

Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0–12

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Modulation

The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NICE

The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Oligonucleotide

Short DNA or RNA molecule that can be used as research tools or therapeutic drug to change protein expression

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

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Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PASI

Psoriasis Area and Severity Index; an index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area

PCKD

Polycystic kidney disease is a genetic disorder in which the renal tubules become structurally abnormal, resulting in the development and growth of multiple cysts within the kidney

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Phenotypic screening

Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell’s disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable

Pivotal trials

Registrational clinical trials

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

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Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof of Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

Proof of Concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

PROTAC

Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes

Psoriasis

A chronic skin disease which results in scaly, often itchy areas in patches

Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

Pulmonary embolisms

A blockage in one of the pulmonary arteries in the lungs

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Replication

The process by which DNA is copied to produce two identical DNA molecules during the process of cell division

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SEA TURTLE

Phase 2 program with GLPG3970 in ulcerative colitis

SEC

Securities Exchange Commission in the US

SELECTION

Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021

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SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Short interfering RNA

A research tool that is used to silence the activity of specific genes

SIK

Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program

Sjögren’s syndrome

Sjögren’s syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

S&M expenses

Sales and marketing expenses

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Statin

Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

TAPINOMA

Phase 1b Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in SLE

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine.

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Toledo

Toledo is the program name for the target family of SIK inhibitors

Topical corticosteroids

Corticosteroids which are administered through the skin using an ointment

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Transcription

The process of making an RNA copy of a DNA gene sequence

Translation

The process by which a protein is synthetized from mRNA

TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Venous thrombotic events

When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

Ziritaxestat

Formerly known as GLPG1690. Ziritaxestat is a novel drug candidate targeting autotaxin; all development with ziritaxestat was discontinued in February 2021

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Financial calendar

November 04, 2021

Third quarter 2021 Results

February 24, 2022

Full Year 2021 Results

Financial year

The financial year starts on January 1 and ends on December 31.

Auditor

Deloitte Bedrijfsrevisoren CVBA, represented by Nico Houthaeve

Luchthaven Nationaal 1, bus J, 1930

Zaventem, Belgium

Colophon

Concept, design, and online programming

nexxar GmbH, Vienna - Online annual reports and online sustainability reports

www.nexxar.com

Photography

Frank van Delft

Copy deadline: August 05, 2021

This report is also available in Dutch and available for download at www.glpg.com

Galapagos NV • H1 Report 2021

Contact

Elizabeth Goodwin Vice President Investor Relations Galapagos NV 230 Third Ave Waltham, MA 02451, United States Tel. +1 781 291 3750 Email: ir@glpg.com
Sofie Van Gijsel Senior Director Investor Relations Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +1 781 296 1143 Email: ir@glpg.com
Sandra Cauwenberghs Director of Investor Relations Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 495 58 46 63 Email: ir@glpg.com
Carmen Vroonen Global Head of Communications & Public Affairs Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 473 82 48 74 Email: communications@glpg.com

Galapagos NV • H1 Report 2021